Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
monishbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Named a Top 100 Logistics IT Provider by Inbound

Logistics Magazine

ATLANTA, SHANGHAI, April 29, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that it has been selected by Inbound Logistics magazine as a Top 100 Logistics IT Provider for 2011.

Every April, Inbound Logistics editors recognize 100 logistics IT companies that support and enable logistics excellence. Drawn from a pool of more than 300 companies, using questionnaires, personal interviews, and other research, Inbound Logistics selects the Top 100 Logistics IT Providers who are leading the way in 2011. Editors seek to match readers’ fast-changing needs to the capabilities of those companies selected. All companies selected reflect leadership by answering Inbound Logistics readers’ needs for scalability, simplicity, fast ROI, and ease of implementation.

“Given the dynamism in the logistics technology segment, and the volatile pace of change across the global economy, it’s impressive to see CDC Software providing the kinds of solutions Inbound Logistics readers want and need,” said Felecia Stratton, editor of Inbound Logistics. “It’s tough to keep up with customer demands in any environment, but the speed with which change is happening is a testament to CDC Software’s ability to keep pace and, in some cases, anticipate customers’ ever-evolving requirements. For that reason, Inbound Logistics editors have recognized CDC Software as one of 2011’s Top 100 Logistics IT companies.”

“It is an honor for CDC Software to be recognized by this prestigious listing,” said Bruce Cameron, president, CDC Software. “This recognition validates the value TradeBeam, our cloud-based global trade management solution, delivers to customers by optimizing their supply chain through increased collaboration with suppliers, partners and regulatory authorities, improving visibility and reducing the costs and risks associated with international trade.”

About Inbound Logistics

Since its inception in 1981, Inbound Logistics’ educational mission is to illustrate the benefits of demand-driven logistics practices, give companies the knowledge to help them match the inbound flow of materials to their demand, and align their business process to support that shift. Inbound Logistics offers real-world examples and decision support to guide businesses to efficiently manage logistics, reduce and speed inventory, and offset rising transport costs, supporting business scalability across their value chain. More information about demand-driven logistics practices is available at www.inboundlogistics.com.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about our strategies, technologies and business infrastructure and TradeBeam, our expectations growth and success in the market, our beliefs regarding the success of TradeBeam and future releases, and other statements we may make. Such statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include the conditions of the global supply chain and logistics market; demand for and market acceptance of new and existing supply chain and logistics solutions; and developmental delays for these products. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Neither CDC Software nor any of its affiliates or subsidiaries adopt any statements with respect thereto, or make any representation or warranty, as to the content thereof. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.